File No. 1-8644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form U-3A-2

Statement by Holding Company Claiming Exemption

Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

IPALCO Enterprises, Inc. (Claimant) is an Indiana corporation and has its executive office at One Monument Circle, Indianapolis, Indiana 46204. Claimant is solely a holding company and its business is holding cash and all the outstanding common stock of Indianapolis Power & Light Company (IPL) and Mid-America Capital Resources, Inc. (MACR).

IPL is an Indiana corporation engaged in the business of generating, transmitting and selling electric energy in the City of Indianapolis, Marion County and in neighboring cities, towns and communities and adjacent rural areas, all within the State of Indiana, the most distant point being about forty miles from Indianapolis. Its executive office is located at One Monument Circle, Indianapolis, IN 46204. IPL has the following subsidiaries.

(a) In 1996, IPL formed IPL Funding Corporation, an Indiana corporation, for purposes of engaging in a financing transaction. IPL Funding Corporation is a wholly-owned subsidiary of IPL with its executive office at One Monument Circle, Indianapolis, IN 46204.

(b) IPL owns 50% of Tecumseh Coal Corporation (Tecumseh Coal), an Indiana corporation formed in 1939 with its executive office in St. Louis, Missouri. Tecumseh Coal owns land, coal rights and oil wells in southern Indiana and operates five small oil wells.

In July, 1984, Claimant organized MACR, a wholly-owned subsidiary of Claimant, under and through which Claimant operates its non-regulated activities. MACR is not actively engaged in business, and currently holds certain passive investments.

MACR has the following subsidiaries:
    Mid-America Energy Resources, Inc. (MAER), an Indiana corporation, was formed in 1989 and is a wholly-owned subsidiary of MACR with its executive office at One Monument Circle, Indianapolis, IN 46204. MAER is not conducting any business currently.
    Cleveland Thermal Energy Corporation (CTEC), an Ohio corporation, was acquired on July 25, 1991, is a wholly-owned subsidiary of MACR with its executive office at One Monument Circle, Indianapolis, IN 46204. CTEC is not conducting any business currently.
    Cleveland District Cooling Corporation (CDCC), an Ohio corporation, was formed on March 31, 1992, is a wholly-owned subsidiary of MACR with its executive office at One Monument Circle, Indianapolis, IN 46204. CDCC is not conducting any business currently.
    Store Heat and Produce Energy, Inc. (SHAPE), an Indiana corporation, was formed in 1990, with its executive office at One Monument Circle, Indianapolis, IN 46204. MACR currently holds an 80% interest in SHAPE. SHAPE owns a portfolio of patents on energy storage technology, but is not actively engaged in any business at this time.
    Indianapolis Campus Energy, Inc. (ICE), an Indiana corporation, was formed in 1993, is a wholly- owned subsidiary of MACR with its executive office at One Monument Circle, Indianapolis, IN 46204. ICE is not conducting any business currently.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State.

Claimant has no properties of the nature above-described in the State of Indiana or elsewhere, being solely a holding company owning cash and all of the issued and outstanding shares of common stock of IPL and MACR.

The properties of IPL, Claimant's only public utility subsidiary, used for the generation, transmission and distribution of electric energy for sale are located wholly within the State of Indiana and consist of the following:

Generating Plants:

IPL owns and operates two primarily coal-fired generating plants, one combination coal and gas- fired plant and a separate combustion turbine facility which are used for electric generation. For electric generation, the net winter capability is 3,370 MW and net summer capability is 3,252 MW. All figures are net of station use.

IPL's sources of electric generation are as follows:

Petersburg Plant, located in Pike County, Indiana, seven units in service with net winter and summer capabilities of 1,730 MW.

Harding Street Station (formerly known as E. W. Stout Plant), located in the southwest part of Marion County, Indiana, twelve units in service with net winter and summer capabilities of 1,196 MW and 1,102 MW, respectively.

Eagle Valley Plant (formerly known as H. T. Pritchard Plant) located 25 miles southwest of Indianapolis, seven units in service with net winter and summer capabilities of 344 MW and 341 MW, respectively.

Georgetown Combustion Turbine, located in the northwest part of Marion County, Indiana, one combustion turbine unit in service with net winter and summer capabilities of 100 MW and 79 MW, respectively. This unit went in-service in 2000.

The number of units indicated above include three gas turbine units at the Harding Street Station added in 1973, one gas turbine added in each of 1994, 1995 and 2002, one diesel unit each at Eagle Valley and Harding Street plants and three diesel units at Petersburg Plant, all added in 1967.

Transmission and Distribution System Properties:

IPL's transmission and distribution systems are located entirely within the State of Indiana. The transmission system includes 457 circuit miles of 345,000 volt lines, 363 circuit miles of 138,000 volt lines and 269 miles of 34,500 volt lines. The distribution system consists of 4,259 circuit miles underground primary and secondary cables and 5,914 circuit miles of overhead primary and secondary wire. Underground street lighting facilities include 671 circuit miles of underground cable. The system also has 75 bulk power substations and 88 distribution substations.

None of the transmission lines are positioned or located to deliver or receive electric energy at the borders of the State of Indiana.

3. The following information is for the calendar year 2004 with respect to IPL, Claimant's only public utility company subsidiary.

(a) Number of KWH of electric energy sold (at retail or wholesale): 16,204,984,266 KWH.

(b) Number of KWH of electric energy distributed at retail outside the State of Indiana: None.

(c) Number of KWH of electric energy sold at wholesale outside the State of Indiana or at the State line: Since IPL is a member of the Midwest Independent System Operator (MISO), from time to time IPL will acquire transmission rights via MISO and make wholesale deliveries outside of the State of Indiana. For 2004, this was approximately 273,000,000 KWH.

(d) Number of KWH of electric energy purchased outside the State of Indiana or at the State line: Since IPL is a member of the MISO, from time to time IPL will acquire transmission rights via MISO and make wholesale purchases outside of the State of Indiana. For 2004, this was approximately 108,000,000 KWH.

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in U.S. dollars.

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

Attached hereto as Exhibit A is a consolidating statement of income of the Claimant and its subsidiary companies for the last calendar year (2004), together with a consolidating balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year.

Exhibit B is not applicable to this filing. (See Paragraph 4 above.)

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

IPALCO Enterprises, Inc.

(Name of Claimant)

(CORPORATE SEAL)

By:/s/ Hamsa Shadaksharappa

Name: Hamsa Shadaksharappa

Title: Senior Vice President - Financial Services

Title: Chief Financial Officer and Secretary

Attest:

/s/ Connie R. Horwitz

Name: Connie R. Horwitz

Title: Treasurer and Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Hamsa Shadaksharappa

Senior Vice President Financial Services,

Chief Financial Officer and Secretary

One Monument Circle

Indianapolis, Indiana 46204

Exhibit A

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidating Balance Sheets
As of December 31, 2004
(In Thousands)

                                             Consolidated Consolidated           Consolidating    Total
                                                 MACR          IPL       IPALCO    Entries     Consolidated

ASSETS
UTILITY PLANT:
  Utility plant in service                             $0   $3,421,828        $0          $0     $3,421,828
  Less accumulated depreciation                         0    1,356,364         0           0      1,356,364
                                             ------------------------------------------------ --------------
    Utility plant in service - net                      0    2,065,464         0           0      2,065,464
                                             ------------------------------------------------ --------------
  Construction work in progress                         0       76,303         0           0         76,303
  Property held for future use                          0        1,085         0           0          1,085
                                             ------------------------------------------------ --------------
    Utility plant - net                                 0    2,142,852         0           0      2,142,852
                                             ------------------------------------------------ --------------
OTHER ASSETS - net                                  4,081        2,172   692,704    (690,188)         8,769

CURRENT ASSETS:
  Cash and cash equivalents                         1,537       13,388     1,104           0         16,029
  Accounts receivable and unbilled revenues
    (less consolidated allowance for
     doubtful accounts of $2,137)                      71       56,169         0        (115)        56,125
  Fuel - at average cost                                0       22,392         0           0         22,392
  Materials and supplies-at average cost                0       48,929         0           0         48,929
  Net income tax refund receivable                      0        2,537       627           0          3,164
  Prepayments and other current assets                  0        4,377         0           0          4,377
                                             ------------------------------------------------ --------------
      Total current assets                          1,608      147,792     1,731        (115)       151,016
                                             ------------------------------------------------ --------------
DEFERRED DEBITS:
  Regulatory assets                                     0      132,042         0           0        132,042
  Miscellaneous                                         8       25,841     6,820           0         32,669
                                             ------------------------------------------------ --------------
      Total deferred debits                             8      157,883     6,820           0        164,711
                                             ------------------------------------------------ --------------
      TOTAL                                        $5,697   $2,450,699  $701,255   ($690,303)    $2,467,348
                                             ================================================ ==============

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholder's equity (deficit):
    Common stock                                       $2     $324,537        $0   ($324,539)            $0
    Premium on 4% cumulative preferred stock            0        2,642         0      (1,993)           649
    Paid-in capital                                17,100          791         0     (17,100)           791
    Retained earnings (accumulated deficit)       (11,404)     357,366   (57,600)   (346,556)       (58,194)
    Accumulated other comprehensive loss               (2)     (51,326)        0           0        (51,328)
                                             ------------------------------------------------ --------------
        Total common shareholder's
          equity (deficit)                          5,696      634,010   (57,600)   (690,188)      (108,082)
                                             ------------------------------------------------ --------------
    Cumulative preferred stock of subsidiary            0       59,135         0           0         59,135
    Long-term debt                                      0      752,064   750,000           0      1,502,064
                                             ------------------------------------------------ --------------
        Total capitalization                        5,696    1,445,209   692,400    (690,188)     1,453,117
CURRENT LIABILITIES:                         ------------------------------------------------ --------------
  Accounts payable                                      0       39,310         0           0         39,310
  Accrued expenses                                    473       19,115       334        (116)        19,806
  Dividends payable                                     0            0         0           0              0
  Accrued real estate and personal
    property taxes                                      3       15,837         0           0         15,840
  Accrued income taxes and other taxes               (705)      11,018      (613)          0          9,700
  Accrued interest                                     34       19,689     8,146           0         27,869
  Customer deposits                                     0       11,706         0           0         11,706
  Other current liabilities                           300        1,042         0           0          1,342
                                             ------------------------------------------------ --------------
        Total current liabilities                     105      117,717     7,867        (116)       125,573
DEFERRED CREDITS AND OTHER                   ------------------------------------------------ --------------
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net            (104)     354,400       989           0        355,285
  Regulatory liability and other
    removal costs                                       0      382,559         0           0        382,559
  Unamortized investment tax credit                     0       25,464         0           0         25,464
  Accrued postretirement benefits                       0        6,799         0           0          6,799
  Accrued pension benefits                              0      107,080         0           0        107,080
  Miscellaneous                                         0       11,471         0           0         11,471
                                             ------------------------------------------------ --------------
        Total deferred credits and other
          long-term liabilities                      (104)     887,773       989           0        888,658
                                             ------------------------------------------------ --------------
      TOTAL                                        $5,697   $2,450,699  $701,256   ($690,304)    $2,467,348
                                             ================================================ ==============

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidating Statements of Income
For the Year Ended December 31, 2004
(In Thousands)

                                             Consolidated Consolidated           Consolidating    Total
                                                 MACR          IPL       IPALCO    Entries     Consolidated

UTILITY OPERATING REVENUES                             $0     $885,473        $0          $0       $885,473

UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                0      191,786         0           0        191,786
    Other operating expenses                            0      130,458         0           0        130,458
  Power purchased                                       0       15,172         0           0         15,172
  Maintenance                                           0       78,105         0           0         78,105
  Depreciation and amortization                         0      125,011         0           0        125,011
  Taxes other than income taxes                         0       34,563         0           0         34,563
  Income taxes - net                                    0       96,044         0           0         96,044
                                             ------------------------------------------------ --------------
   Total utility operating expenses                     0      671,139         0           0        671,139
                                             ------------------------------------------------ --------------
UTILITY OPERATING INCOME                                0      214,334         0           0       $214,334
                                             ------------------------------------------------ --------------
OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used
    during construction                                 0        1,829         0           0          1,829
  Gain (Loss) on sale of assets - net                   0          852         0           0            852
  Other - net                                        (587)         (56)  162,815    (164,693)        (2,521)
  Income taxes benefit - net                          167          905    26,994           0         28,066
                                             ------------------------------------------------ --------------
   Total other income and (deductions) - net         (420)       3,530   189,809    (164,693)        28,226
                                             ------------------------------------------------ --------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                            0       49,314    63,751           0        113,065
  Other interest                                        1          589        12         (13)           589
  Allowance for borrowed funds used
    during construction                                 0       (1,940)        0           0         (1,940)
  Amortization of redemption premiums
    and expenses on debt - net                          0        1,587     1,052           0          2,639
  Preferred dividend
   requirements of subsidiary                           0        3,213         0           0          3,213
                                             ------------------------------------------------ --------------
   Total interest and other charges - net               1       52,763    64,815         (13)       117,566
                                             ------------------------------------------------ --------------
      NET INCOME (LOSS)                             ($421)    $165,101  $124,994   ($164,680)      $124,994
                                             ================================================ ==============

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidating Statements of Retained Earnings
For the Year Ended December 31, 2004
(In Thousands)

                                             Consolidated Consolidated           Consolidating    Total
                                                 MACR          IPL       IPALCO    Entries     Consolidated

RETAINED EARNINGS (DEFICIT) -
  BEGINNING OF YEAR                              ($10,983)    $349,915  ($63,518)   $339,525       ($64,111)
ADD:
    Net Income (Loss)                                (421)     165,101   124,994    (164,680)       124,994

DEDUCT:
    Common dividends                                    0      157,650   119,077     157,650        119,077
                                             ------------------------------------------------ --------------
RETAINED EARNINGS (DEFICIT) - END OF YEAR        ($11,404)    $357,366  ($57,601)    $17,195       ($58,194)
                                             ================================================ ==============